Filed by OfficeMax Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: OfficeMax Incorporated
Commission File No.: 1-5057
Date: July 29, 2013

Merger Update July 29, 2013

Forward-Looking Statements
Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office
Depot constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’
respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in the companies’
other filings with the SEC.

Closing
Date
5/14
Phase 1
kickoff
Integration Planning Process
Phase I:
Design
Phase II: Planning Phase III: Implementation
~8 weeks
~4-6 months (depending on close)
~12-36 months
Day 1 planning
Synergy capture planning
Target operating model (interim)
Planning assumptions and guiding principles
• Integration planning truly as a merger of equals
– Integration teams balanced with leadership from both companies
– Balanced consideration given to all issues, decisions made based on analysis and fact
• Maintaining business continuity while ensuring Day 1 requirements met and synergy targets enabled

Steering Committee
Neil Austrian
Mike Newman*
Michael Allison
Elisa Garcia
Ravi Saligram
Steve Parsons*
Matt Broad
Deb O’Connor
The Boston Consulting Group actively engaged as external integration advisor
Established Integration Management Office (IMO) and planning teams with joint representation from Office Depot and OfficeMax in IMO and all integration tracks
Development of detailed integration strategy and Day 1 operating plan well under way
Extensive collaboration with frequent face-to-face Steering Committee meetings
Merchandising/COGS
ODP OMX
Indirect Procurement
ODP OMX
HR
ODP OMX
Legal
ODP OMX
IT
ODP OMX
E-Commerce
Communication/PR
ODP OMX
Finance / Accounting
ODP OMX
Supply Chain
ODP OMX
B2B Ops
ODP OMX
Marketing
ODP OMX
Retail Ops Mgmt
ODP OMX
Integration Management Office (IMO)
* Integration Planning
Leaders
ODP OMX
ODP OMX
Platform Teams
Merger Integration Planning
Project management
Baselines and synergies
Communications
Culture and change
Talent management
Vince Pierce Paul Hoelscher

Merger Integration Planning Progress
•
An Integration Management Office (IMO) has been established to guide day-to-day integration design and planning and to ensure interdependencies and risks are identified and that mitigation plans are developed. The IMO has established an overall integration methodology and schedule, with clear governance guidelines.
•
Twelve integration planning teams, co-led by senior leaders of both companies, have been formed with the goal of ensuring business continuity, customer and talent retention and synergy attainment. These teams have completed team charters, identified Day One priorities and action plans, and developed detailed workplans for their functional areas. These teams are in the process of developing detailed plans for specific initiatives to execute after closing to deliver the expected synergies and begin integrating the companies; identifying best practices within the respective companies; and designing an operating model and organizational structure for the combined company.
•
Five integration platform teams have been established and are executing detailed workplans to support the IMO and integration planning teams with project management, synergy development, communications, change management and talent management.
•
This collective integration team, comprised of more than 150 seasoned leaders from both companies and with the support of a dedicated BCG team, has extensive industry and functional expertise, broad experience in the design and development of efficiency capture programs, and integration planning expertise for mergers of varying scale.

5
Substantial Synergies Through Proposed Merger
Approximately $8 billion in combined North American spend
SKU harmonization and vendor optimization
Estimated synergy potential of $130 - $200 million
Purchasing
Efficiencies
Supply
Chain
Approximately $1 billion in combined North American spend
Network optimization, transportation and delivery efficiencies
Estimated synergy potential of $70 - $100 million
Advertising &
Marketing
Approximately $0.5 billion in combined North American spend
Efficiencies in weekly inserts, media and catalogs
Estimated synergy potential of $70 - $100 million
Selling, General &
Administrative
Approximately $1.5 billion in combined North American spend
Sales and support function efficiencies and standardization of processes
Estimated synergy potential of $130 - $200 million
Total annual run-rate cost synergies following integration of approximately $400-$600 million
Target to realize one third of synergies range in Year 1, with majority of synergies expected to be achieved by Year 3
Approximately $350-$450 million in one-time costs
(2)
and $200 million in capital investment to achieve synergies
Approximately $18 billion in Sales
(1)
and $11 billion in North American Costs
(1) Sales based on 2012 pro-forma figures.
(2) Includes transaction costs.

Additional Transaction Details
Korn/Ferry International hired to assist CEO Selection Committee
Committee co-chaired by Office Depot Board Member Nigel Travis, Chairman and CEO
of Dunkin’ Brands, Inc. and OfficeMax Board Member Jim Marino, former President and
CEO of Alberto Culver Company
Committee actively engaged in evaluating a slate of candidates, including incumbent
CEOs Ravi Saligram of OfficeMax and Neil Austrian of Office Depot
Process completion anticipated at or prior to the close of the transaction
Companies continue to work cooperatively with the FTC as it conducts its review of the proposed combination
Companies remain optimistic merger will close by end of calendar 2013

CEO Reactions
Neil Austrian Ravi Saligram

“We recognize that the synergy benefits are
an important part of the shareholder value that
is being created from this merger and I’m very
pleased with the tangible momentum of the
integration planning process so far,” said Neil
Austrian, Chairman and CEO of Office Depot.
“The talent and dedication of the teams
working on the integration gives us confidence
that the combined company will deliver on our
promise to build a stronger, more efficient
competitor positioned to meet the growing
challenges of a rapidly changing industry. We
remain optimistic that the merger will close by
the end of the 2013 calendar year, and we
continue to work cooperatively with the FTC
as it conducts its review of the proposed
combination.”
“We are extremely pleased with the progress
we are making in our integration planning,
which will ensure a smooth transition for all of
our stakeholders and allow us to begin
capturing identified cost synergies starting on
Day One,” said Ravi Saligram, President and
CEO of OfficeMax.
“True to the spirit of our merger of equals
structure, objective decisions aimed at
identifying the best systems and processes for
the combined company are being made at an
appropriate pace. I have been particularly
impressed with the expertise and collaboration
demonstrated by integration team members of
both companies, and my confidence level in
attainment of our synergies is even higher
now.”

Additional Information
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction in connection with the proposed merger of
Office Depot with OfficeMax or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  Office Depot has filed with the SEC a registration statement on Form S-4 that includes a definitive Joint Proxy Statement of Office Depot and OfficeMax that also constitutes a definitive prospectus of Office Depot.  The registration statement was declared effective by the SEC on June 7, 2013.  Office
Depot and OfficeMax mailed the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction on or about June 10, 2013.  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT
PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC
CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT,
OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-7878, and are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563  or by calling 630-864-6800.